Exhibit 99.2

BRIDGEPORT VENTURES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

JULY 31, 2011

Address:

36 Toronto St
Suite 1000
Toronto, ON
M5C 2C5

Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Bridgeport Ventures Inc. (“Bridgeport” or the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months ended July 31, 2011. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2011 and April 30, 2010, together with the notes thereto as well as the unaudited condensed consolidated interim financial statements for the three months ended July 31, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at September 28, 2011, unless otherwise indicated.

On May 1, 2011, Bridgeport adopted International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated interim financial statements for the three months ended July 31, 2011, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Readers of this MD&A should refer to “Change in Accounting Policies” below for a discussion of IFRS and its effect on the Corporation’s financial presentation.

The comparative financial information of fiscal year 2011 in this MD&A has been restated to conform to IFRS, unless otherwise stated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

(Note – all references to “US” mean United States dollars).

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Special Note Regarding Forward-Looking Information

This MD&A contains “forward-looking information” (also referred to as “forward-looking statements”) which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its projects; the focus of capital expenditures; the Corporation’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic gold or copper deposits; the Corporation’s proposed exploration programs on the Nevada Portfolio properties (as defined herein), including without limitation the completion of planned work programs and the ability of the Corporation to complete such planned work programs in accordance with proposed budgets; the Corporation’s planned field activities for the Nevada Portfolio; the Corporation’s principal focus in fiscal 2012 of exploring and, if warranted, developing the Nevada Portfolio properties; the Corporation’s anticipation that expenditures on the Nevada Portfolio will be $5 million for fiscal 2012; the Corporation’s expectation that it has capital sufficient to fund its operations through July 31, 2012; the future price of gold or copper; management’s outlook regarding future trends; the purchase, sale or development of exploration properties; exploration and acquisition plans; the Corporation’s acquisition strategy; the criteria to be considered in connection therewith and the benefits to be derived therefrom; the emergence of accretive growth opportunities; the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; treatment under governmental regulatory regimes and tax laws; the performance characteristics of the Corporation’s mineral resource properties; title disputes or claims; and realization of the anticipated benefits of acquisitions. Often, but not necessarily always, the use of words such as “anticipate”, “believe”, “plan”, “estimates”, “expect”, “intend”, “budget”, “scheduled”, “forecasts” and similar expressions have been used to identify these forward-looking statements or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect management’s current beliefs and are based on information currently available to management. Except for statements of historical fact relating to the Corporation, information contained herein constitutes forward-looking statements, including any information as to the Corporation’s strategy, plans or financial or operating performance. Forward-looking statements involve significant risks, uncertainties and assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks related to general economic conditions in Canada, the United States, Chile and globally; the Corporation’s ability to meet its working capital needs in the short and long term; environmental liability; industry conditions, including fluctuations in the price of gold, copper and other metals and minerals; governmental regulation of the mineral resource industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in mineral exploration; geological, technical and operational problems; failure to obtain third party permits, consents and approvals, when required, or at all; stock market volatility and market valuations; and competition for, among other things, capital, acquisition of resources, undeveloped land and skilled personnel. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Corporation cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The registered and principal office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

The Corporation has two subsidiaries, being (i) Rio Condor Resources S.A. (“Rio Condor”), which exists under the laws of Chile; and (ii) Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold and all of the issued and outstanding shares of Rio Condor other than one common share of Rio Condor that is held by a local individual, as required under Chilean law. References to “Bridgeport” in this MD&A refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties which are prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”) which the Corporation acquired from Fronteer Gold Inc. (“Fronteer”) and an additional 180 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”).

The Corporation is a reporting issuer under applicable securities legislation in every province in Canada, except Quebec, and in the United States and the common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, certain warrants of the Corporation trade on the TSX under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production.

The Corporation's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to focus on certain properties, as set out below under “Mineral Exploration Properties”.

Overall Performance

Highlights

  On July 19, 2011, the Corporation entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada (which is one of the properties comprising the Nevada Portfolio) through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:
a)

issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange (the “TSXV”) to the Option Agreement;

b)	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c)	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

The Option Agreement remains subject to the approval of the TSXV.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

  Further to TSXV bulletin dated September 2, 2010, the Exchange has accepted for filing documentation pertaining to an amending letter agreement (the "Amending Agreement") dated August 17, 2011, between Gondwana Gold Inc. (“Gondwana”) and the Corporation. Pursuant to the original agreement dated August 20, 2010 (the "Original Agreement"), Gondwana had an option to acquire up to a 70% interest in the Corporation’s McCart property and was required to spend $150,000 in exploration and issue an additional 250,000 shares by August 20, 2011 (the "Commitments"), among other consideration payments. In accordance to the terms of the Amending Agreement, Gondwana and the Corporation have agreed to extend the time by which the Commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. The 25,000 shares of Gondwana have not been received at the date of this MD&A.

  All other terms of the Original Agreement remain unchanged.

Financial

  During the three months ended July 31, 2011, the Corporation incurred exploration expenditures of approximately $2.5 million, up from approximately $0.5 million in the three months ended July 31, 2010. Work encompassed exploration drilling, geophysical studies, and geochemical surveys. Two drill rigs were operational at the Nevada Portfolio during the period. Throughout Q1 2012 they were dedicated to exploration drilling at the Blackrock and Hot Pot projects. The 2011 drilling budget for the Nevada Portfolio approximates $5 million. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of drilling results. See “Mineral Exploration Properties” and “Liquidity and Financial Position” below.

  At July 31, 2011, the Corporation had mineral exploration properties at a carrying cost of $8,526,696 (April 30, 2011 - $7,578,011). See "Mineral Exploration Properties" below. During Q1 2012, the Corporation terminated its interests in Chile and incurred a write-off of mineral properties and related receivable in the amount of $1,074,572. The Corporation will concentrate on the Nevada Portfolio and other significant property acquisitions when the opportunity arises.

  At July 31, 2011, the Corporation had working capital of $19,989,699 (April 30, 2011 – $22,432,663). The Corporation had $19,838,617 in cash and cash equivalents (“total cash”) (April 30, 2011 - $22,870,894). The decrease in total cash and working capital during the three months ended July 31, 2011, was primarily due to expenditures incurred the Corporation’s mineral properties (as discussed above) and operating expenses.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Trends

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation has operations in the United States and Canada. The Corporation is in the process of ceasing operations in Chile. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of copper, silver, gold and other minerals and the availability of equity financing for the purposes of exploration and development. The future performance of the Corporation is largely tied to the development of the Nevada Portfolio and other prospective business opportunities and the overall financial markets. Financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of copper, silver, gold and other minerals exploration and development, particularly without excessively diluting the interests of existing shareholders. These trends may limit the ability of the Corporation to develop and/or further explore its current mineral exploration properties and any other property interests that may be acquired in the future.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of the Corporation’s exploration properties, and any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

McCart Township Project

Pursuant to the Original Agreement dated August 20, 2010, Gondwana had an option to acquire up to a 70% interest in the McCart property and was required to fulfill certain Commitments, among other consideration payments. In accordance to the terms of the Amending Agreement, Gondwana and the Corporation have agreed to extend the time by which the Commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 shares of Gondwana to be issued to the Corporation. The 25,000 shares of Gondwana have not been received at the date of this MD&A but are anticipated to be received shortly.

All other terms of the Original Agreement remain unchanged.

Because it has granted the option to Gondwana and because it is no longer conducting any exploration of its own at the McCart property, the Corporation no longer considers the McCart property to be a material property.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Budget

The Corporation does not plan to spend any additional funds on the McCart property unless and until Gondwana terminates its option. There can be no assurance that Gondwana will satisfy all the conditions necessary to obtain the 70% interest in the McCart property. The Corporation will evaluate its alternatives in this regard on a going forward basis in consideration of all relevant factors.

Rio Condor Properties

Subsequent to July 31, 2011, Bridgeport decided to terminate its activities in Chile. As a result, Bridgeport will not proceed with the property payments for the Trillador and Tamara properties totalling US $100,000 (US $50,000 was due on November 5, 2011 for Tamara and US $50,000 was due on January 31, 2012 for Trillador). The Corporation will concentrate on the Nevada Portfolio and other significant property acquisitions when the opportunity arises.

During Q1 2012, the Corporation incurred a write-off of mineral properties and related receivable in the amount of $1,074,572 related to Chile operations.

Nevada Portfolio properties

Description of Nevada Portfolio properties

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio is comprised of the properties listed in the table below, including both the 207 claims comprising the Acquired Nevada Properties and the 180 claims comprising the Staked Nevada Claims.

Name of property	Number of claims comprising		Location
	property
Acquired Nevada Properties

Blackrock	12		Lyon County, Nevada
Argentite	8		Esmeralda County, Nevada
Bellview	53	(1)	White Pine County, Nevada
Horsethief	18		Lincoln, Nevada
Hot Pot	36		Humboldt County, Nevada
Fri Gold	28		Nye County, Nevada
Columbia	8		Humboldt County, Nevada
Kobeh	37		Eureka County, Nevada
Ashby	3		Mineral County, Nevada
East Walker	4		Lyon County, Nevada

Staked Nevada Claims

Argentite	14	(2)	Esmeralda County, Nevada
Ashby	13		Mineral County, Nevada
Blackrock	8		Lyon County, Nevada
Horsethief	78		Lincoln, Nevada
Columbia	49		Humboldt County, Nevada
East Walker	18		Lyon County, Nevada

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

(1) Comprised of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; and (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties. In addition to the properties acquired from Fronteer, as at the date of this MD&A, Bridgeport has staked a further 180 claims adjacent to the properties and intends to continue with the land acquisition effort.

Update of Nevada Portfolio properties

The Corporation commenced geophysical surveys of the Argentite, Fri Gold, Columbia, and Horsethief projects in March 2011. As of August 31, 2011, the geophysical surveys were complete for all projects. Soil geochemical surveys of the Argentite, Columbia, and Horsethief projects began in April 2011 and were completed in May 2011. A soil geochemical survey was initiated and completed at the East Walker property in July 2011. Phase One drill programs at the Blackrock and Hot Pot projects began in April 2011 and were completed in August 2011. Ten planned Phase One drill holes totaling 3,303 meters were completed at the Blackrock project. Drill results ranged from 83.8 meters grading less than the analytical detection limit of 0.001 gpt Au in drillhole BRKDD11-005 to as much as 1.52 meters grading 3.98 gpt Au in drillhole BRKDD-009. Significant drill results, defined as a minimum intercept length of 3 meters with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, are presented in the following table.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Drillhole	From (m)	To (m)	Length (m)	Au gpt	Ag gpt
BRKDD11-001	No significant intercepts
BRKDD11-002	70.10	77.42	7.32	0.61	11.32
BRKDD11-003	No significant intercepts
BRKDD11-004	No significant intercepts
BRKDD11-005	181.36	194.62	13.26	0.57	2.96
BRKDD11-006	44.04	49.23	5.18	1.80	60.46
BRKDD11-007	No significant intercepts
BRKDD11-008	99.67	102.72	3.05	0.54	4.58
BRKDD11-008	172.21	175.26	3.05	0.52	4.23
BRKDD11-008	186.05	190.50	4.45	0.66	5.63
BRKDD11-009	156.82	161.33	4.51	1.12	6.32
BRKDD11-010	No significant intercepts

Six planned Phase One drill holes totaling 2,786 meters were completed at the Hot Pot project. Drill results ranged from 64 meters grading containing less than the analytical detection limit of 0.001 gpt Au in drillhole HOTRC11-001 to as much a 1.52 meters grading 0.30 gpt Au in drillhole HOTRC-005. No significant intercepts, defined as a minimum intercept length of 3 meters with a minimum grade of 0.5 gpt using a 0.1 gpt cutoff grade, were returned.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation, during the three months ended July 31, 2011, in respect of the Nevada Portfolio properties.

Exploration expenditures	$
Geology	278,069
Property	57,917
Geophysics	101,082
Geochemistry	49,597
Diamond drilling	1,436,144
General and administrative	1,250
Total	1,924,059

Budget

The Corporation expects to continue exploring for gold and silver on the Nevada Portfolio throughout fiscal year 2012. The Corporation anticipates the expenditures for Nevada will, if warranted be approximately $5 million dollars and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/reverse circulation (“RC”) drilling. The budget of $5 million dollars is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Technical Information

All scientific and technical information contained in this MD&A related to the Bridgeport properties has been prepared by or under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, an independent technical consultant to the Corporation and a “qualified person” within the meaning of National Instrument 43-101. Dr. Gray has verified the technical information related to the Bridgeport properties by means of site visits to the projects, personal review of technical data, and independent sampling.

For further details with respect to certain of the Nevada Portfolio properties of the Corporation, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA, Prepared for Bridgeport Ventures Inc.” dated November 26, 2010 as amended on December 7, 2010, prepared by Dr. Matthew D. Gray, a copy of which is available under the Corporation’s profile at www.sedar.com.

Overall Objective

The primary business objective of the Corporation is to explore and, if warranted, develop gold and copper-gold properties in the Americas. The Corporation seeks to target properties with excellent exploration potential to advance rapidly toward development focusing on properties with million ounce potential. Through an aggressive success driven exploration program, the Corporation’s principal focus in 2012 is to determine which of its current portfolio of properties will warrant further investment. In the near term, planned activities at the Nevada Portfolio properties include geological mapping and geological sampling, which commenced on March 1, 2011 and is expected to be completed by November 30, 2011. For further details regarding the Corporation’s proposed 2011 exploration program with respect to the Nevada Portfolio properties, please see “Liquidity and Financial Position”, below.

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters is as follows:

Three Months Ended	Accounting Policies	Total Revenue ($)	Profit or loss		Total Assets ($)
			Total ($)	Per Share (Basic and Diluted) ($)
2011-July 31	IFRS	-	(1,768,532) (1)	(0.03)	28,780,331
2011-April 30	IFRS	-	(3,698,899) (2)	(0.09)	31,100,444
2011-January 31	IFRS	-	(1,597,560) (3)	(0.04)	34,153,839
2010-October 31	IFRS	-	(1,406,830) (4)	(0.05)	13,082,968
2010-July 31	IFRS	-	(671,061) (5)	(0.02)	14,069,059
2010-April 30	Canadian GAAP	-	(883,118) (6)	(0.05)	15,134,191
2010-January 31	Canadian GAAP	-	(984,147) (7)	(0.04)	15,640,341
2009-October 31	Canadian GAAP	-	(103,872) (8)	(0.01)	1,385,040

Notes:
(1)

Net loss of $1,768,532 consisted primarily of share-based payments of $283,356; professional fees of $62,321; reporting issuer costs of $24,546; salaries and benefits of $142,124; business development costs of $6,047, foreign exchange loss of $98,250 and write-off of exploration property and related receivable of $1,074,572. These amounts were offset by interest income of $71,639. All other expenses related to general working capital purposes.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

(2)

Net loss of $3,698,899 consisted primarily of share-based payments of $237,901; professional fees of $180,392; reporting issuer costs recovery of $38,373; salaries and benefits of $137,035; business development costs of $3,555; write-off of exploration property of $3,055,366 and future income tax expense of $10,000. These amounts were offset by interest income of $73,020, foreign exchange gain of 55,516. All other expenses related to general working capital purposes.

(3)

Net loss of $1,597,560 consisted primarily of share-based payments of $464,096; professional fees of $321,938; reporting issuer costs of $106,730; salaries and benefits of $106,559; business development costs of $26,665; write-off of exploration property of $511,954. These amounts were offset by interest income of $45,525, foreign exchange gain of $11,504 and future income tax recovery of $35,000. All other expenses related to general working capital purposes.

(4)

Net loss of $1,406,830 consisted primarily of share-based payments of $413,314; professional fees of $170,884; reporting issuer costs of $29,971; salaries and benefits of $44,067; business development costs of $79,894; write-off of exploration property of $564,472. These amounts were offset by interest income of $19,535 and foreign exchange gain of $16,479. All other expenses related to general working capital purposes.

(5)

Net loss of $671,061 consisted primarily of share-based payments of $236,875; professional fees of $224,819; reporting issuer costs of $21,845; salaries and benefits of $59,519; business development costs of $73,682. These amounts were offset by interest income of $17,694 and foreign exchange gain of $6,327. All other expenses related to general working capital purposes.

(6)

Net loss of $883,118 consisted primarily of: stock-based compensation $264,413; professional fees $175,336; reporting issuer costs $146,803; management fees $38,750; and business development $111,714. These amounts were offset by interest income of $17,092. All other expenses related to general working capital purposes.

(7)

Net loss of $984,147 consisted primarily of: stock-based compensation $697,346; professional fees $126,653; reporting issuer costs $42,494; management fees $35,750; and business development $41,701. These amounts were offset by interest income of $5,059. All other expenses related to general working capital purposes.

(8)

Net loss of $103,872 consisted primarily of: stock-based compensation $56,000; reporting issuer costs $26,707; and consulting fees $17,000. All other expenses related to general working capital purposes.

Results of Operations

Three months ended July 31, 2011, compared with three months ended July 31, 2010

The Corporation’s net loss totaled $1,768,532 for the three months ended July 31, 2011, with basic and diluted loss per share of $0.03. This compares with net loss of $671,061 with basic and diluted loss per share of $0.02 for the three months ended July 31, 2010. The increase of $1,097,471 in net loss was principally because:

  The Corporation incurred an increase in share-based payments of $46,481 for the three months ended July 31, 2011, compared to the three months ended July 31, 2010. The increase can be attributed to the vesting during the three months ended July 31, 2011 of 1,525,000 stock options issued in fiscal 2010, 2,340,000 stock options granted in fiscal 2011 and 472,500 stock options issued in fiscal 2012 (details below), compared to vesting during the three months ended July 31, 2010 of 1,700,000 stock options issued during the twelve months ended April 30, 2010. The stock options have vesting terms subject to the Corporation`s stock option plan, which require a share-based payments of $283,356 to be recorded during the three months ended July 31, 2011 compared to $236,875 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

During the three months period ended July 31, 2011, the following stock options were issued:

  On June 8, 2011, the Corporation granted 55,000 options at $0.85 to an employee and a consultant of the Corporation with an expiry date of June 8, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the three months ended July 31, 2011, $4,688 was expensed to share-based payments.

  On July 26, 2011, the Corporation granted 417,500 options at $0.50 to certain directors, officers, employees and consultants of the Corporation with an expiry date of July 26, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the three months ended July 31, 2011, $40,761 was expensed to share-based payments.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value; the Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue in the foreseeable future. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

  The Corporation incurred salaries and benefits of $142,124 for the three months ended July 31, 2011 compared to $59,519 for the three months ended July 31, 2010. The increase can be attributed to higher employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended July 31, 2011 which didn’t exist during same period last year;

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

  The Corporation incurred a write-off of mineral properties and related receivable in the amount of $1,074,572 during the three months ended July 31, 2011 in comparison to $nil during the three months ended July 31, 2010.

  The Corporation incurred salaries and benefits of $142,124 for the three months ended July 31, 2011 compared to $59,519 for the three months ended July 31, 2010. The increase can be attributed to higher employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended July 31, 2011 which didn’t exist during same period last year;

  The Corporation incurred professional fees of $62,321 for the three months ended July 31, 2011, compared to $224,819 during the three months ended July 31, 2010. The decrease can be attributed to reduced corporate activity requiring legal assistance;

  The Corporation incurred a foreign exchange loss of $98,250 during the three months ended July 31, 2011 compared foreign exchange gain of $6,327 during the three months ended July 31, 2010. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $53,945 during the three months ended July 31, 2011 compared to same period last year. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from its initial public offering, which was completed on October 7, 2009, a private placement, which was completed on December 1, 2009 and the offering and over allotment, which were completed on December 20, 2010 and January 7, 2011, respectively;

  The Corporation incurred a decrease in business development fees of $67,635 for the three months ended July 31, 2011, compared to the three months ended July 31, 2010. In 2010, business development costs included consulting fees, investor relation costs and travel charges. These costs were incurred to develop the Corporation’s investor profile and business opportunities. In 2011, these costs had significantly decreased due to the Corporation’s concentration on the Nevada Portfolio.

  Administrative and general expenses increased by $21,381 for the three months ended July 31, 2011, compared to the three months ended July 31, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The increase can be attributed to increased corporate activity during the three months ended July 31, 2011 compared to the same period in 2010;

  The Corporation incurred a decrease in travel costs of $26,573 for the three months ended July 31, 2011, compared to the three months ended July 31, 2010. The Corporation incurred less travel costs in 2011 due to the Corporation’s concentration on the Nevada Portfolio. In addition, management had less site visits to potential properties of interest in 2011 as compared to 2010.

  All other expenses related to general working capital purposes.

Liquidity and Financial Position

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the three months ended July 31, 2011, the Corporation did not have any equity transactions.

The budgeted corporate activities for Toronto, Canada, account for approximately $2 million for fiscal 2012. In addition, the Corporation expects to continue exploring for gold on the Nevada Portfolio throughout fiscal year 2012. The Corporation anticipates the expenditures for Nevada will, if warranted be approximately $5 million dollars.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. The Corporation anticipates that it will spend approximately $3,123,698 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it will spend approximately $3,504,022 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. The Corporation anticipates the expenditures for Nevada will be approximately $5 million during fiscal 2012 (approximately $1.9 million spent) and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/RC drilling. The budget of $5 million is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

Accounts payable and accrued liabilities decreased to $223,931 at July 31, 2011, compared to $1,046,868 at April 30, 2011, primarily due to payments made during the three months ended July 31, 2011. The Corporation’s cash and cash equivalents as at July 31, 2011, is sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends” above.

As of July 31, 2011, and to the date of this MD&A, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Corporation’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. Based on expenses for the year ended April 30, 2011, the Corporation’s operating expenses are estimated to average approximately $500,000 per quarter for fiscal 2012. The $500,000 covers legal fees, reporting issuer costs, salaries and benefits, business development costs and general and administrative costs. The Corporation also plans to spend approximately $5 million during fiscal 2012 on the Nevada Portfolio. The Corporation believes it currently has sufficient funds to meet its fiscal 2012 planned expenditures for corporate head office costs and the Nevada Portfolio properties.

The budget of $5 million for the Nevada Portfolio is part of the $13.65 million use of proceeds disclosed in the short-form prospectus of the Corporation dated December 13, 2010, related to the offering, which is available on SEDAR at www.sedar.com.

Regardless of whether or not the Corporation develops the Nevada Portfolio properties, its working capital of $19,989,699 as of July 31, 2011, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending July 31, 2012, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, exploring its property interests is an important component of the Corporation’s financial success.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Corporation entered into the following transactions with related parties:

Names	Three months ended July 31, 2011 $	Three months ended July 31, 2010 $
Marrelli Support Services Inc.("MSSI")(1)	13,099	13,600
DSA Corporate Services Inc. ("DSA")(2)	2,665	2,235
H.R. Snyder Consultants (3)	12,500	18,750
Total	28,264	34,585

(1)

The Chief Financial Officer ("CFO") of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at July 31, 2011, MSSI was owed $17,848 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(2)

The CFO of the Corporation is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at July 31, 2011, DSA was owed $1,034 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the condensed consolidated interim statements of loss.

Remuneration of Directors and key management personnel of the Corporation was as follows:

Three Months Ended July 31, 2011

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	7,500	19,557	27,057
Shastri M. Ramnath, Director and CEO	50,000	162,160	212,160
Wolf Seidler, Director	6,000	25,715	31,715
Hugh Snyder, Chairman and Director	Nil	24,711	24,711
Carmelo Marrelli, CFO	Nil	1,953	1,953
Jon W. North, Director	Nil	4,882	4,882
Total	63,500	238,978	302,478

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Three Months Ended July 31, 2010

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
John McBride, Director	10,000	Nil	10,000
Wolf Seidler, Director	15,000	47,859	62,859
Hugh Snyder, Chairman/Director	Nil	59,485	59,485
Total	25,000	107,344	132,344

Note: During the period ended July 31, 2010, John McBride was a director of the Corporation and he resigned as director as at January 7, 2011 and became a service provider.

Off-Balance Sheet Arrangements

The Corporation does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Corporation. However, the Corporation continues to evaluate properties and corporate entities that it may acquire in the future.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

  All inputs used in the Black-Scholes model for determining the fair value of share based payment transactions and warrants issued;
  Valuation and recoverability of the Corporation's interest in exploration properties and deferred exploration expenditures;
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011
  Valuation of available-for-sale investment;
  The assumptions used for determining the amount of deferred income taxes and deferred income tax assets and liabilities including future income tax rate and recoverability;
  Management's assumptions in determining the functional currencies of the Corporation's subsidiaries;
  Management's assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the period; and
  Going concern presentation of the financial statements which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Change in Accounting Policies

Impact of Adopting IFRS on the Corporation’s Accounting Policies

Effective the first quarter of 2012, the Corporation began preparing its financial statements in accordance with IFRS. Reconciliations, descriptions and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation are provided in Note 18, “Conversion to IFRS” to the unaudited condensed consolidated interim financial statements for the three months ended July 31, 2011. This note also includes reconciliations of equity and comprehensive income (loss) for comparative periods reported under Canadian GAAP with amounts reported for those periods under IFRS.

The Corporation has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on April 30, 2012, the Corporation’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Corporation’s accounting policies on adoption of IFRS.

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Corporation's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed consolidated interim financial statements as there were no impairment indicators on the Transition Date.

(b)	Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

The Corporation's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed consolidated interim financial statements as there was no legal or constructive obligation on the Transition Date.

(c)	Income Taxes

Under Canadian GAAP, the Company has recognized deferred tax on temporary differences arising on acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interest in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

Impact of Adopting IFRS on the Corporation’s Business

The adoption of IFRS has resulted in some changes to the Corporation’s accounting systems and business processes. However, the impact has been minimal. The Corporation has not identified any contractual arrangements that are significantly impacted by the adoption of IFRS.

The Corporation's staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS and the changes to accounting policies.

The Board of Directors and Audit Committee have been regularly updated throughout the Corporation’s IFRS transition process, and are aware of the key aspects of IFRS affecting the Corporation.

New accounting standards and interpretations

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	As at	As at
	July 31,	April 30,
	2011	2011
	$	$
Cash and cash equivalents	19,838,617	22,870,894
Available-for-sale investment	268,000	280,000

Amounts payable and other liabilities	223,931	1,046,868

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

	Three months
	ended	Year ended
	July 31, 2011	April 30, 2011
Unrealized loss (gain) on available-for-sale investment	12,000	(175,000)

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan remains unchanged. However, the short-term objective and plan continues to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of July 31, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not have sufficient cash resources to meet its financial obligations as they come due. The Corporation’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Corporation. The Corporation generates cash flow primarily from its financing activities. As at July 31, 2011, the Corporation had cash and cash equivalents of $19,838,617 (April 30, 2011 - $22,870,894, May 1, 2010 - $11,137,382) to settle current liabilities of $223,931 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. The Corporation’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada, the United Sates and Chile, and Chilean peso bank accounts in Chile. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

The Corporation’s had the following significant balances in foreign currencies:

Description	As at	As at
	July 31, 2011	April 30, 2011
	$	$
United States Dollars
(Bank indebtedness) cash	90,467 (1)	(375,361) (1)
Amounts receivable and other assets	15,000 (1)	1,082 (1)
Amounts payable and other liabilities	56,152 (1)	20,196 (1)

Chilean Peso
Amounts receivable and other assets	387,021 (2)	112,182,936 (2)
Amounts payable and other liabilities	62,628,561 (2)	199,755,213 (2)

(1) Denoted in United States Dollars: (July 31, 2011 - 1 United States Dollar = 0.9555 Canadian Dollars); and (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and
(2) Denoted in Chilean Peso: (July 31, 2011 - 1 Chilean Peso = 0.00209 Canadian Dollars); and (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars).

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. As the Corporation's mineral properties are in the exploration stage, the Corporation does not hedge against commodity price risk. The Corporation's available-for-sale investment in Gondwana is subject to fair value fluctuations arising from changes in the equity and commodity markets.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a three month period:

(i) Cash equivalents are subject to floating interest rates. As at July 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended July 31, 2011 would have been approximately $49,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at July 31, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would not have significant impact on the loss for the three months ended July 31, 2011 and the reported equity as at July 31, 2011.

(iii) The Corporation’s available-for-sale investment in the common shares of Gondwana is subject to fair value fluctuations. As at July 31, 2011, if the bid price of the common shares of Gondwana Gold had changed by 10% with all other variables held constant, the other comprehensive income for the three months ended July 31, 2011 before tax would have been approximately $27,000 higher/lower and reported shareholders' equity would have been approximately $27,000 higher/lower.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Corporation monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Corporation's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Corporation. The Corporation’s capital management objectives, policies and processes have remained unchanged during the three months ended July 31, 2011.

The Corporation is not subject to any capital requirements imposed by a lending institution.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Outlook

The Corporation plans to continue its exploration programs on the Nevada Portfolio. The Corporation is continually evaluating direct or indirect acquisitions of additional properties. The Corporation continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

Share Capital

Subsequent to July 31, 2011, 211,666 stock options were cancelled which include: (i) 45,000 stock options with an exercise price of $1.00 and expiry date of March 15, 2016; and (ii) 166,666 stock options with an exercise price of $1.40 and expiry date of December 7, 2014.

As of the date of this MD&A, the Corporation had 50,579,600 issued and outstanding common shares and an aggregate of 27,790,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. In addition, the Corporation issued 1,035,000 units, with each such unit consisting of one common share and one-half of one warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012. At the date of this MD&A, the Corporation had 5,040,834 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,962,934 common shares on a fully diluted basis.

Risks and Uncertainties

An investment in the securities of the Corporation is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Corporation and its financial position. Please refer to the section entitled "Risks and Uncertainties" in the Corporation's annual MD&A dated July 25, 2011, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since that date other than as discussed elsewhere in this MD&A.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

Disclosure controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to Corporation management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of July 31, 2011, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the three months ended July 31, 2011.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

ICFR

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of July 31, 2011, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS except as noted herein.

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of the Corporation, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
Three Months Ended July 31, 2011
Dated – September 28, 2011

MSSI has obtained an auditor’s report of controls as at September 30, 2010, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for the three months ended July 31, 2011. There have been no changes in ICFR during the three months ended July 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Subsequent events

  Pursuant to the Original Agreement dated August 20, 2010, Gondwana had an option to acquire up to a 70% interest in the McCart property and was required to fulfill certain Commitments, among other consideration payments. In accordance to the terms of the Amending Agreement, Gondwana and the Corporation have agreed to extend the time by which the Commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 shares of Gondwana to be issued to Corporation. The 25,000 shares of Gondwana have not been received at the date of this MD&A.

  Subsequent to July 31, 2011, the Corporation decided to terminate Trillador Property and Tamara Property, as a result, a total of $1,074,572 of mineral properties and related receivable related to Chile was written off for the three months ended July 31, 2011.

  On September 6, 2011, the Corporation granted various employees of the Corporation 215,000 stock options to acquire shares of the Corporation for $0.50 each for a period of 5 years. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.

Additional Information

Additional information regarding Bridgeport is available on SEDAR at www.sedar.com.

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